UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-15092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Translation of registrant’s name into English)

Turkcell Küçükyalı Plaza

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated June 25, 2025 announcing the registrant's decision to issue lease certificates and debt instruments.

Istanbul, June 25, 2025

Announcement Regarding the Decisions to Issue Lease Certificates and Debt Instrument

Our Company’s Board of Directors resolved that our wholly-owned subsidiary Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. may issue management agreement-based lease certificates (sukuk) in accordance with capital markets legislation, through an asset leasing company based in Türkiye, at an amount of up to TRY 2 billion, with maturities of up to 12 months, in the domestic market, in one or more tranches, without a public offering, through private placement and/or sales to qualified investors.

Our Company’s Board of Directors also resolved that our wholly-owned subsidiary Turkcell Finansman A.Ş. may issue commodity trading-based lease certificates (sukuk), in accordance with capital markets legislation, through an asset leasing company based in Türkiye, at an amount of up to TRY 2.5 billion, with maturities up to 12 months, in the domestic market, in one or more tranches, without a public offering, as a private placement and/or to be sold to institutional investors.

The respective issuances are subject to the approval of the Capital Markets Board.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell İletişim Hizmetleri A.Ş. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: June 25, 2025	By:	/s/ Özlem Yardım
		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: June 25, 2025	By:	/s/ Kamil Kalyon
		Name:	Kamil Kalyon
		Title:	Chief Financial Officer